

Trevor Klee
@trevor_klee

...

Also, included in the post is a link to my crowdinvesting page to help us cover the cost of our pilot trial: wefunder.com/highway.pharma.... This is a soft launch, no obligations. If you're interested, click through! Full disclosure in a reply to this tweet. (2/4)



wefunder.com
Invest in Highway Pharmaceuticals: Safer, better pharmaceuticals for animal a...
Safer, better pharmaceuticals for animal autoimmune diseases

7:37 PM · Sep 13, 2022 · Twitter Web App